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 Capital Private Client Services Funds
6455 Irvine Center Drive
Irvine, CA 92618-4518

Courtney R. Taylor
Secretary

February 24, 2011

Document Control
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Capital Private Client Services Funds (the “Fund”)
    File No. 333-171358

Dear Ms. Hatch and Mr. Grzeskiewicz:

On behalf of Capital Private Client Services Fund (the “Fund”), we have filed Form N-14, Pre-Effective Amendment No. 1 to the Fund’s Registration Statement under the Securities Act of 1933, as amended.  This filing is being made solely to file an amendment under the correct registration number, 333-171358.

As requested, the Fund acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of this Registration Statement be accelerated to February 24, 2011.

If you have any questions about the enclosed, please call me at (213) 452-2173.

Sincerely,

/s/ Courtney R. Taylor
Courtney R. Taylor

cc:           Laura Hatch
cc:           John Grzeskiewicz